UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024.

Commission File Number 001-40626

VTEX

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Harbour Place, 103 South Church Street

Grand Cayman, KY1-1002

Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VTEX

FORM 6-K

VTEX Announces a US$30.0 Million Share Repurchase Program

VTEX (NYSE: VTEX) (the “Company”), the composable and complete commerce platform for premier brands and retailers, announced that the Board of Directors approved a 1-year, US$30.0 million share repurchase program of the Company's Class A common shares.

The recently announced Black Friday-Cyber Monday performance underscores VTEX's underlying business health and supports its medium to long-term growth outlook, despite recent foreign exchange devaluation and pre-Black Friday performance impact on fourth-quarter results, especially in USD.

Repurchases under the Company's program may be made from time to time in open market or privately negotiated transactions in accordance with applicable laws, including the Securities and Exchange Commission Rule 10b-18.

The new share repurchase program does not obligate the Company to acquire any amount of common shares, and it may be suspended or discontinued at any time at the Company's discretion. The timing and amount of shares repurchased (if any) will be determined by the Company’s management based on its evaluation of market conditions, applicable legal requirements and other factors. Repurchases may also be made under a Rule 10b5-1 plan. Any repurchased shares may be canceled or remain available for use in connection with its equity incentive plans and for other corporate purposes.

About VTEX

VTEX (NYSE: VTEX) is the composable and complete commerce platform that delivers more efficiency and less maintenance to organizations seeking to make smarter IT investments and modernize their tech stack. Through our pragmatic composability approach, we empower brands, distributors, and retailers with unparalleled flexibility and comprehensive solutions, enabling them to invest solely in what provides a clear business advantage and boosts profitability.

VTEX is trusted by 2,600 global B2C and B2B customers, including Carrefour, Colgate, Motorola, Sony, Stanley Black & Decker, and Whirlpool, having 3,500 active online stores across 43 countries (as of FY ended on December 31, 2023). For more information, visit www.vtex.com.

Forward-looking Statements

This document contains forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking statements"), including statements concerning commerce trends. Words such as "expects", "anticipates" and "intends" or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions and no assurance can be given that these trends will continue. VTEX undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Contact

Julia Vater Fernández

VP of Investor Relations

investors@vtex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 3, 2024

VTEX

By: /s/ Ricardo Camatta Sodre

Name: Ricardo Camatta Sodre

Title: Chief Financial Officer